AHP Servicing, LLC

440 S. LaSalle Street, Suite 1110
Chicago, Illinois 60605
(866) AHP-TEAM
www.ahpservicing.com

January 22, 2020

FILED VIA EDGAR WITH COPY BY EMAIL

Division of Corporation Finance
Office of Real Estate and Construction
Securities and Exchange Commission
Washington, D.C. 20549

Re:	AHP Servicing, LLC (“AHP” or the “Company”) Post-Qualification Amendment No. 1 to Offering Statement Qualified on November 5, 2018 Your File No. 024-10899

Gentlemen and Ladies:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify Post-Qualification Amendment No. 1 on Friday, January 24, 2020 at 4pm EST.

The Company also wishes to advise the Staff that it acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours, AHP SERVICING, LLC By /s/ Jorge P. Newbery Jorge P. Newbery, CEO

cc: Markley S. Roderick, Esq.